UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October, 2009

Commission File Number 000-51899

Panoshan Marketing Corp.
 (Translation of registrant’s name into English)

1901 Avenue of the Stars, # 931
Los Angeles, CA 90067
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Changes in Registrant’s Certifying Accountant

On October 10, 2009,  the Board of Directors of Panoshan Marketing Corp.  (the “Company”, “we”, or “our”) approved the appointment of Farber, Hass, Hurley, LLP (“Farber”), as our independent auditors for our fiscal year ending June 30, 2009.  As of October 14, 2009, the Company dismissed Bateman & Co., Inc. P.C. (“Bateman”) as our auditors.   Our auditors for the fiscal years from June 30, 2004 to June 30, 2008 were Bateman.

During the Company's fiscal periods preceding Bateman’s dismissal and through the date of dismissal, there were no disagreements between the Company and Bateman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

There were no reportable events (as such term is defined by paragraph (a)(1)(v) of Item 304 of Regulation S-K promulgated by the Securities and Exchange Commission ("Regulation S-K") that occurred within the Company's fiscal periods preceding Bateman’s dismissal and through the date of dismissal.

The Company provided Bateman with a copy of the disclosures made in this Current Report on Form 6-K prior to the filing of the same. The Company requested Bateman to furnish it with a letter addressed to the SEC stating whether it agrees with the statements made in this Form 6-K. A copy of the letter from Bateman to the SEC advising that they are in agreement with the disclosure in this Form 6-K is appended as an exhibit to this filing.

(2) New Independent Auditors:

On October 10, 2009, the Company engaged the accounting firm of Farber as its principal accounting firm to audit the Company’s financial statements as successor to Bateman.  During the Company’s two most recent fiscal years or subsequent interim period, the Company has not consulted with Farber regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; nor did Farber  provide advice to the Company, either written or oral, that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; nor has any disagreement or other reportable event (as such are defined in paragraphs (a)(1)(iv)-(v) under Item 304 of Regulation S-K) occurred as disclosed above.

Item 9.01                      Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
16.1	Letter from Bateman dated October 19, 2009 regarding the change in certifying accountant	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panoshan Marketing Corp.
 (REGISTRANT)

Date: October 19, 2009	By:	/s/ David Berardo
Name: David Berardo
Title: President and Chief Executive Officer